UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

328 Silver Hill Road

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, “Schedule 14D-9”) originally filed by IEC Electronics Corp., a Delaware corporation (“IEC” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 26, 2021, relating to the tender offer by Creation Technologies International Inc., a Delaware corporation (“Parent”) and CTI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at an offer price per Share of $15.35, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (as it may be amended or supplemented from time to time), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” beginning on page 11 of the Schedule 14D-9.

At 11:59 p.m., New York City time, on September 16, 2021 the Go-Shop Period expired. During the Go-Shop Period, approximately 76 strategic parties and approximately 38 financial parties were contacted. Each party that was contacted either notified the Company that it would not be interested in pursuing a potential transaction with the Company or did not respond.

Starting immediately after 12:00 a.m., New York City time, on September 17, 2021, the Company became subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals and to provide non-public information to, waive “standstill obligations” of and engage in discussions or negotiations with, third parties regarding alternative acquisition proposals, subject to customary exceptions set forth in the Merger Agreement.

Item 7. Purposes of the Transaction and Plans or Proposals

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the heading “Item 7. Purposes of the Transaction and Plans or Proposals.”

At 11:59 p.m., New York City time, on September 16, 2021 the Go-Shop Period expired, as further discussed above in “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEC ELECTRONICS CORP.

	By:	/s/ Thomas L. Barbato
Date: September 17, 2021	Name:	Thomas L. Barbato
	Title:	Senior Vice President and Chief Financial Officer